

# Mark Alfenito · 3rd

Chief Executive Officer at ENGEN BIO

Redwood City, California, United States · 500+ connections ·

Contact info

ENGEN BIO

Stanford University

## Experience

**Chief Executive Officer**
ENGEN BIO · Full-time
Jan 2020 – Present · 1 yr 3 mos

**President & CEO**
EnGen, Inc.
Mar 2010 – Present · 11 yrs 1 mo
San Francisco Bay Area

The Biotherapeutics-based drugs and vaccines.

## Education

**Stanford University**
Post Graduate
1991 – 1997

**Harvard University**

MS, PhD
1987 – 1991

**Cornell University**
B.S.
1981 – 1985